Filed by Charles River Laboratories International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc Commission File No.: 000-49765

The following press release was issued by Charles River Laboratories International, Inc. on August 10, 2004.

Charles River Laboratories Revises Management Incentive Plan

WILMINGTON, Mass.--(BUSINESS WIRE)--Aug. 10, 2004--On August 4, 2004, Charles River Laboratories International, Inc. (NYSE:CRL) disclosed in its second-quarter report on Form 10-Q that as a result of the planned merger with Inveresk Research Group, Inc., management anticipated that the 2006 revenue and operating income targets that trigger the maximum unit payments payable under the Company's performance-based Mid-Term Incentive (MTI) program are likely to be achieved, in part because of the merger.

Subsequently, management recommended and the Compensation Committee of the Board of Directors agreed to exercise its discretion in effect, to increase the MTI targets to include Inveresk's three-year projections as set forth in the merger plan presented to the Board of Directors on June 30, 2004. Therefore, the proposed merger would not trigger any payments under the MTI program. Moreover, no employee participating in the MTI program will be eligible to receive any unit payments should he or she terminate his or her employment prior to 2007, even if all targets are achieved.

Charles River will continue to record compensation expense to reflect management's expectations for achievement of the increased performance targets. Management will revise the MTI accrual in the third quarter, but does not anticipate any material adjustments to the financial statements.

The proposed Inveresk merger does not trigger any payments under change in control agreements in place between Charles River and certain of its senior executives, nor would any executive receive any special bonus or other payments related solely to the successful closing of the transaction.

Caution Concerning Forward-Looking Statements. This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on management's current expectations, and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements, and the Company expressly does not undertake any duty to update forward-looking statements, which speak only as of the date of this document. Those risks and uncertainties include, but are not limited to: the proposed merger with Inveresk; a decrease in pre-clinical research and development spending or a decrease in the level of outsourced services; acquisition integration risks; special interest groups; contaminations; industry trends; new displacement technologies; USDA and FDA regulations; changes in law; continued availability of products and supplies; loss of key personnel; interest rate and foreign currency exchange rate fluctuations; changes in tax regulation and laws; changes in generally accepted accounting principles; and any changes in business, political, or economic conditions due to the threat of future terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas. A further description of these risks, uncertainties, and other matters can be found in the Risk Factors detailed in the Company's Annual Report on Form 10-K as filed on March 10, 2004, with the Securities and Exchange Commission.

Additional Information

This press release may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF

CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River's website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk's website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River's directors and executive officers is available in Charles River's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk's directors and executive officers is available in Inveresk's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

      CONTACT: Charles River Laboratories
                  Susan E. Hardy, 978-658-6000 Ext.1616
                  Director, Investor Relations

      SOURCE: Charles River Laboratories